Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	Jurisdiction of Incorporation
CPG International I Inc.	Delaware
AZEK Buildings Products, Inc.	Delaware
Scranton Products Inc.	Delaware
Santana Products Inc.	Delaware
CPG Sub I Corporation	Delaware
Vycom Corp.	Delaware
Sanatec Sub I Corporation	Delaware
Procell Decking Inc.	Delaware
AZEK Canada Inc.	Province of Ontario, Canada